UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010.

Commission File Number 333-70836

BIOMASS SECURE POWER INC.
(Translation of registrant’s name into English)

40218 Wellsline Road, Abbotsford, BC V3G 2K7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.
Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82‑_______________.

Biomass Secure Power Inc.
MANAGEMENT DISCUSSION AND ANALYSIS
For the three months ended September 30, 2010

The following Management Discussion & Analysis, prepared as of December 16, 2010, should be read in conjunction with:

1.	The audited financial statements for the year ended June 30, 2010 and related notes attached thereto which are prepared in accordance with United States generally accepted accounting principles; and

2.	The unaudited financial statements for the three months ended September 30, 2010 and the related notes thereto. All amounts are stated in United States dollars unless otherwise indicated.

 Caution on Forward-looking Statements and Information

This interim management discussion and analysis (“MD&A”) contains forward-looking statements.  Forward-looking statements are projections of events, revenues, income, future economic performance or management’s plans and objectives for future operations.  In some cases, you can identify forward-looking statements by the use of terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology.  Examples of forward-looking statements made in this MD&A include statements about:

  Our business plans,
  Our belief regarding the impact of various lawsuits,
  Our ability to raise additional finances,
  Our future customers,
  Our design of torrefied wood pellet plants, and
  Our future investments and allocation of capital resources.

These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including:

  Our inability to obtain an unqualified audit report for the 2006 and 2007 fiscal years,
  The impact of various lawsuits that have been filed against us,
  General economic and business conditions,
  Fluctuations in worldwide prices and demand for torrefied wood pellets,
  Our lack of operating history,
  Our limited experience manufacturing pellets,
  Our dependence on a limited number of customers, and
  The risks in the section of this interim report entitled “Risk Factors”,

any of which may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements and any assumptions upon which they are based are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States and Canada, we do not intend to update any of the forward-looking statements to conform these statements to actual results

Additional information related to Biomass Secure Power Inc. (“we”, “us”, “our” and the “Company”) is available for view on SEDAR at www.sedar.com http://www.sedar.com and EDGAR at http://www.sec.gov/edgar.shtml.

1.   Nature of Operations and Overall Performance

Description of the Business and Summary of Activities

Biomass Secure Power Inc. MANAGEMENT DISCUSSION AND ANALYSIS For the three months ended September 30, 2010

Corporate History

We were incorporated in the Province of British Columbia on August 24, 1989 as Flamingos Beach Resort Inc. On August 10, 1999, we changed our name to VMH Videomoviehouse.com Inc. On May 18, 2006, we changed our name to Virtual Media Holdings Inc. On February 9, 2009, we changed our name to Biomass Secure Power Inc. On June 30, 2009, we legally have amalgamated with 0625920 BC Ltd., previous known as Biomass Secure Power Inc., as more particularly described under the heading “The Amalgamation”. As we have not issued any shares to the 20 shareholders of 0625920 BC Ltd. to date, the accounting treatment for the amalgamation has been deferred until such time as the shares have been transferred to complete the transaction.

Corporate Developments

From incorporation in August 1989 until August 1999, our only operation consisted of developing an Internet web-site. The web-site was developed by our past president. In August 1999, we switched our focus to the generation of revenues from the sale of video tapes, DVDs, and CDs and rental of DVDs over the internet. In October 2005, we were removed as an authorized seller at Amazon.com. Our sales through Amazon.com accounted for virtually all of our revenues.

We have ceased our movie selling business and are focused on the development of our torrefied wood pellet plant business beginning July 1, 2007.

Previous Audits

Our previous auditors, Dale Matheson Carr-Hilton Lebonte LLP (“DMCL”), had challenges in obtaining and management had challenges in providing sufficient and appropriate information relating to the issuance of shares; transfers of funds between company bank accounts; and payments to management. As such, we were unable to produce accurate and complete financial statements and DMCL was unable to provide us with an audit report for our 2006 and 2007 fiscal year ends. We may apply to the Securities and Exchange Commission for relief from the requirement to produce annual audited and interim non-audited financial statements as well as the applicable annual reports on form 10-Ks and interim reports on Form 10-Q for the 2006 and 2007 fiscal year. Until we file audited financial statements for the 2006 and 2007 fiscal year or obtain relief from the requirement to file those financial statements, we will not be in compliance with our reporting obligations under the Securities and Exchange Act of 1934.

The Amalgamation

On June 30, 2009, the following events occurred:

  we entered into a share exchange agreement (the “Share Exchange Agreements”) with each of the 20 shareholders of 0625920 BC Ltd., previously known as Biomass Secure Power Inc., whereby we agreed to purchase all of the issued and outstanding shares of 0625920 BC Ltd. in consideration for the issuance of an aggregate of 225,269,250 of our common shares (the “Consideration Shares”);
  each of the 20 shareholders of 0625920 BC Ltd. requested that the board of directors of 0625920 BC Ltd.  consent to and approve the  transfer all of the issued and outstanding shares of 0625920 BC Ltd. to our company;
  all outstanding share certificates of 0625920 BC Ltd. were cancelled and one new share certificate was issued in the name of our company, representing all of the issued and outstanding shares of 0625920 BC Ltd.; and
  pursuant to section 273 of the British Columbia Business Corporations Act, Biomass Secure Power Inc. and 0625920 BC Ltd. amalgamated, with the resulting company adopting the name, articles, and notice of articles of Biomass Secure Power Inc.

0625920 BC Ltd. was a related party due to a common director and shareholder. A form of the Share Exchange Agreement is attached to our annual report on Form 10-K/A for the fiscal year ended June 30, 2009. On November 19, 2009, the British Columbia Securities Commission issued a cease trade order against our company, which prohibits us from issuing the Consideration Shares. As of December 13, 2010, we have not issued the Consideration Shares. As such, for accounting purposes the merger transaction has not been completed nor reflected in the financial statements as we have not delivered any consideration for the shares of 0625920 BC Ltd. We anticipate that we will issue the Consideration Shares upon the revocation of the cease trade order.

Biomass Secure Power Inc. MANAGEMENT DISCUSSION AND ANALYSIS For the three months ended September 30, 2010

Our Current Business

Our Business Plan

Our business plan is to build plants that will process low quality logs and fibre typically left in the field and turn it into torrefied wood pellets. We believe that our plants will be the first of their kind in Canada. We have completed the design and basic engineering work for the building of our torrefied wood pellet plants. We will sell the torrefied wood pellets to power producers in Europe that want a cleaner fuel than coal. We have held discussions with power producers regarding the purchase of our torrefied wood pellets. We have not signed any definitive agreements with any power producers and there are no assurances any definitive agreements will be signed.

We plan to produce one million tons of torrefied wood pellets per year from up to four plants that we propose to build in various locations in British Columbia, Canada. British Columbia has an extensive timber industry and we believe that the waste products from this industry will be sufficient to provide our operations with a steady supply of fuel.  We have had discussions with potential purchasers to secure long term sales contracts but no definitive agreements have been signed and we cannot guarantee that such agreements will be signed. We do not anticipate beginning the construction of our plants until we have a definitive agreement in place to purchase our torrefied wood pellets.

Torrefied wood pellets

Torrefied wood pellets are primarily used as a fuel for heating. Torrefied wood pellets are 30% denser than regular wood pellets and contain 16% more energy. While torrefied wood pellets have many uses, such as a substitute for charcoal for barbeques, we anticipate our torrefied wood pellets will be sold as a substitute for coal as a boiler fuel. Torrefied wood pellets can be used in coal plants without altering the coal plant. Unlike normal wood pellets, torrefied wood pellets have approximately the same BTUs as coal, which allows coal to be completely replaced by torrefied wood pellets.  Some coal producers may prefer to gradually add torrefied wood pellets to their coal burners. We believe that the main advantage of torrefied wood pellets over coal is torrefied wood pellets burn cleaner than coal as they produce significantly less ash and sulphur emission. As demand for clean energy increases, we believe the demand for torrefied wood pellets will increase.

Torrefied wood pellets are not subject to deterioration during shipment or storage. This greatly reduces shipping costs for torrefied wood pellets, compared to normal wood pellets. Also, torrefied wood pellets are easier to grind, which reduces their processing costs when they are burned.

Our Customers

We anticipate that we will sell our torrefied wood pellets to power producers in Europe. We have chosen this target market because we believe European coal power producers will eliminate coal from their existing power plants in favour of our torrefied wood pellets. Currently, there is some demand for torrefied wood pellets in Europe. We have held discussions with power producers in Europe regarding the purchase of our torrefied wood pellets. We have not signed any definitive agreements with any power producers and there are no assurances any definitive agreements will be signed.

Layout of Plants

The following is a description of the anticipated layout of our plants.

Wood fibre will be supplied to the plant in the form of coarse wood chips. Trucks will be offloaded at 2 hydraulic stations and the material will be automatically conveyed to an undercover storage facility by way of a conveyor belt. As the material moves along the conveyor belt, it will pass though a de-lumper, magnetic separator, de-stoner/de-icer and classifier to remove foreign matter. Generally, the moisture content of the wood waste will vary; however, as the plant production rate is based on the mass of bone dry fibre received, we anticipate using incentives to encourage the shipment of dry material.

Covered storage is essential. We need a reserve of material on hand to ensure that the equipment stays in continuous operation. We also need to protect the material from moisture during storage as this will negatively impact the plant production rate. We also need to ensure that the material being processed is not frozen and that all ice and snow has been removed for the material before it is processed.

The storage facility will be fitted with a double level walking floor that will discharge material to buffer silos via magnetic separators and de-stoners. The buffer silos will discharge at a controlled rate to a series of fine shredders. This material will then be screened and fine shredded before transfer to a bio-fuel fired flash dryer.

The shredded material from the flash dryer will have a target moisture content of 8%. To control this moisture content it may be necessary to recycle a portion of the material. It is also necessary to produce 20% more dry product than will be required for production in order to provide energy for the dryer. The extra material is then milled to a fine powder and stored for use by the flash dryer burner.

Material from the flash dryer is conveyed to a screen and a mill to reduce the particle size to the optimum size for pelletizing. The material is then conveyed to the pellet mill and after pelletizing is cooled on a band cooler before the product is placed in bulk storage prior to shipment to the port. Bulk storage would be in the form of elevated silos that will be used to place the material on rail cars in preparation for shipment to the port.

Biomass Secure Power Inc. MANAGEMENT DISCUSSION AND ANALYSIS For the three months ended September 30, 2010

We intend to locate the torrefication unit between the dryer and the pelletizing mill. This will produce a synthetic fuel gas that we propose to use for the torrefication furnace and the dryer. There may be some residual gas that could be used to generate a small quantity of electrical power.

Technology

We anticipate that the dryer will be designed to operate with a variety of fuels including bio-mass powder, synthetic gas, natural gas and fuel oil. In addition, the off gas of the dryer may be used for generating steam for use by a steam turbine for the purpose of generating power for the plant. There is a possibility of generating extra power, if the local resources permit.

We anticipate that the torrefication furnace will feature the latest in regenerative burner technology to maximize the quantity of synthetic gas available to provide energy for the plant and to maximize the energy available for generating power.

We plan to use a fine shredder and flash dryer upstream of the torrefication furnace to ensure that the collected material is free of ice, rocks and metallic components that could damage the equipment. The design of the storage facility is anticipated to  be two tiered to allow for the run off of any snow and ice prior to processing the material in the plant. We plan to use a sparse fluid bed destoner to pre-warm the material to remove stones, snow and ice. Heat for this equipment is anticipated to be provided by waste heat from the process. We believe that this custom design will be a first of its kind in Canada.

Our Subsidiary

On January 13, 2009, we incorporated a subsidiary in California under the name of Biomass Secure Power Inc. (USA) (“Biomass USA”). Mr. George Pappas is president and CEO of Biomass USA. Biomass USA is currently in the early stages of development and we anticipate that it will bring co-generation projects to fruition in the USA. As of December 13, 2010, Biomass USA has not conducted any operations and is not reflected in our financial statements.

Expertise

Our business plan is based on our management team’s experience in the construction and the implementation of medium sized industrial projects.  In particular, our management team has implemented projects at a number of pellet plants, supplying burner and dryer equipment along with material handling systems. Our management team constructed a multifuel burner system for a medium-density fibreboard plant that used dried and processed wood waste for fuel. In addition, the project management team will be drawn from people with many years of experience in the wood processing industry. We have not yet hired the project management team.

Staffing

We anticipate that each plant will require approximately 30 fulltime employees to operate the plant which will run 24 hours per day 7 days per week. We anticipate that each plant will have a skilled engineer at the plant at all times to address any problems that may occur. We plan to have an assistant engineer, who would be able to fix any machines that break down. The remaining employees would be general labours, such as fork lift operators. These employees would report to the engineer who is on duty at that time.

Research and Development Expenditures

We did not incur any research and development expenditures over the last fiscal year.

Employees

At present, we have one full time employee and two part-time employees.

Intellectual Property

We do not own, either legally or beneficially, any patents or trademarks.

Legal Proceedings

We are involved in lawsuits involving prior management and individuals associated with them.

Biomass Secure Power Inc. MANAGEMENT DISCUSSION AND ANALYSIS For the three months ended September 30, 2010

On April 21, 2009, Calvin Kantonen filed a statement of claim with the Supreme Court of British Columbia, Vancouver Registry No. S092943 alleging that the defendants: our company and our transfer agent, Computershare Trust Company of Canada, have improperly refused to remove the legend on 1,500,000 of our common shares held by Mr. Kantonen. On May 15, 2009, the defendants filed a statement of defence whereby we denied the allegations of Mr. Kantonen and alleged that the shares were not validly issued. No further proceedings have been undertaken in this lawsuit. The Company plans to vigorously defend this claim and denies the allegations of Mr. Kantonen. We anticipate that even if Mr. Kantonen’s lawsuit is successful, it should not have a material adverse effect on our financial condition, results of operations, or cash flows..

On July 19, 2007, we filed a petition with the Supreme Court of British Columbia, Vancouver Registry No. S107252 alleging that 34,678,993 common shares held by the following parties: AI International Holdings, Joga Bassi, Canaccord Capital Corp ITF (Steve Gasper Control Stock), Jim Carroll, Brian Dean, Steven Frye, Grant Galloway, Steve Gaspar, Chris Gaspar, Christopher Gaspar, Brian Holden, Calvin Kantonen, George Matin, Peter Matousak, Novak Capital, Penson Financial Services Canada Inc ITF 6/13/2006 Stephen Gaspar A/C 15ER95B, Sukhjit Purewal, Deanna Sherban, Debby Skipper, Clay Smith, Nick Smith, Viligant Trader Inc., Wide Open Technologies should be cancelled because we did not receive adequate consideration for the issuance of these shares.  No further proceedings have been undertaken in this lawsuit.

On August 2, 2007, Steve Gaspar filed a statement of claim with the Supreme Court of British Columbia, Vancouver Registry No. S075257, alleging that the defendants: our company and our current president Jim Carroll, issued a press release on July 27, 2007 which contained false and defamatory statements concerning Mr. Gaspar. On June 5, 2008, we filed a statement of defence denying the claims in the statement of claim and alleging that the statements were in substance true and made without malice and that Mr. Gaspar has not suffered any damages as a result of the press release. A default judgment was obtained on December 11, 2007 but was set aside by consent on June 5, 2008 when we filed our statement of defence.

On June 25, 2007, Steve Gaspar, Stephen Gaspar, Christopher Gaspar, and Jonathan Gaspar (collectively, the “Gaspars”) filed a statement of claim with the Supreme Court of British Columbia, Vancouver Registry No. S074362, alleging that the defendants: our company, our current president Jim Carroll, our current director Len Klassen, and our current director Slawomir Kownacki, for damages for breach of contract, inducing breach of contract and wrongful interference with economic relations of the Gaspars, and requesting following orders:

  that the defendants purchase the shares of the Gaspars at fair value;
  that the Gaspars are not liable for any profits that accrued to them as a result of any employment contracts;
  for specific performance that we deliver 65,735,211 free trading shares;
  a declaration that Steve Gaspar is entitled to exercise an option to purchase 12,000,000 of our common shares at a price of $0.01 per share; and
  a declaration that Christopher Gaspar is entitled to exercise an option to purchase 5,205,000 of our common shares at a price of $0.01 per share.

On July 23, 2007, we filed a statement of defence denying the allegations and alleging that none of the Gaspars are owed any money or shares. On December 4, 2009, a notice of motion was filed regarding the production of documents.  No further proceedings have been undertaken in this lawsuit.  We anticipate that even if the plaintiffs are successful, it should not have a material adverse effect on our financial condition, results of operations, or cash flows.

On September 11, 2007, the Canadian Imperial Bank of Commerce (“CIBC”) filed a statement of claim against the defendants: Virtual Media Holdings Inc., Steve Gaspar, and Darlene Gaspar alleging that the defendants owed CIBC $19,982.12 as of September 10, 2007 with a daily interest rate of $5.22. On November 21, 2007, we filed a statement of defence denying each and every allegation. We anticipate that this lawsuit should not have a material adverse effect on our financial condition, results of operations, or cash flows.

We have been in discussions with Steve Gaspar regarding settling all outstanding actions with the Gaspars, including final settlement of the lawsuit with CIBC. While we believe we do not have any liability to any of the Gaspars, we believe it is in our best interest to settle all outstanding matters with the Gaspars. If we cannot settle all outstanding claims, we will vigorously defend all claims.

On November 12, 2007, Brian Holden filed a statement of claim in Clark Country Nevada, Case No A550988, alleging that the defendant: our company, breached two employment contracts resulting in unjust enrichment and breach of implied covenant of good faith and fair dealing. Mr. Holden alleges that pursuant to two employment agreements we are obligated to issue him 2,400,000 of our common shares and options to purchase 12,000,000 of our common shares at a price of $0.05 per common share. On November 30, 2007, we filed a statement of defence denying all of Mr. Holden’s claims and a containing a counterclaiming alleging that Mr. Holden was improperly issued certain common shares. On August 10, 2010 we entered into a settlement agreement with Mr. Holden whereby Mr. Holden has deposited 2,770,000 of our common shares with our transfer agent, which will be cancelled upon the cease trade order issued by the British Columbia Securities Commission against our company being revoked, which settled all outstanding claims with Mr. Holden.

Biomass Secure Power Inc. MANAGEMENT DISCUSSION AND ANALYSIS For the three months ended September 30, 2010

2.   Selected Annual Information

The following table provides a brief summary of the Company’s financial operations for each of the last three completed fiscal years.  For more detailed information refer to the Company’s audited financial statements for the specific periods.

		Year ended June 30, 2010		Year ended June 30, 2009		Year ended June 30, 2008
Total revenue	$	NIL	$	NIL	$	NIL
Loss from operations		$(257,332)		$(229,637)		$(337,799)
Income from discontinued operations		$-		$-		$
Loss for the year		$(257,332)		$(229,637)		$(337,799)
Basic and diluted earnings (loss) per share		$(0.001)		$(0.001)		$(0.003)
Total assets		$63,644		$63,125		$50
Total long-term liabilities	$	NIL	$	NIL	$	NIL
Cash dividends declared	$	NIL	$	NIL	$	NIL

3.   Results of Operations

The first three months ended September 30 2010 the Company did not generate any revenues.  Expenses incurred during the period were $59,229 as compared to $37,926 for the comparative period ended September 30, 2009.  Significant expenditures and variations of expenditures incurred during the three month period ended September 30, 2010, as compared to the three month period ended September 30, 2009 include:

Management Fees - 2010: $60,000 / 2009: $30,000: During the three months ended September 30, 2010, the Company incurred management fees of $30,000 to Jim Carroll in his role as Chief Executive Officer, $15,000 to George Pappas in his role as Vice President and $15,000 to Andrew Burns in his role as Vice President - Engineering.  The Company is committed to the above arrangements on a month to month basis.

During the three months ended September 30, 2009 the Company incurred management fees of $30,000 accrued to Jim Carroll in his role as Chief Executive Officer.

Professional Fees (recovery) - 2010: ($5,902) / 2009: $Nil: During the three months ended September 30, 2010, the Company incurred $4,856 for accounting fees for bookkeeping and preparation of quarterly financial information; $14,677 for audit fees related to the 2009 and 2010 annual year-end audit, recorded a recovery of prior year’s audit fees of $27,510 related to a settlement of amounts due regarding those audit fees; and $2,075 for legal fees related to general corporate matters.

During the three months ended September 30, 2009, the Company did not incur any professional fees.

4.   Summary of Quarterly Results

The following table provides quarterly financial information for the prior six quarters derived from our financial statements:

	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009
Total Revenue	-	-	-	-
Net Income (Loss)	$(59,229)	$(123,581)	$(62,417)	$(33,408)
Basic and diluted loss per common share	$(0.000)	$(0.000)	$(0.000)	$(0.000)

Biomass Secure Power Inc. MANAGEMENT DISCUSSION AND ANALYSIS For the three months ended September 30, 2010

	September 30, 2009	June 30, 2009	March 31,2009	December 31, 2008
Total Revenue	-	-	-	-
Net Income (Loss)	$(37,926)	$(71,282)	$(34,654)	$(90,744)
Basic and diluted loss per common share	$(0.000)	$(0.000)	$(0.000)	$(0.001)

5.   Liquidity

The Company’s historical capital needs have been met by issuance of shares and advances from directors and officers of the Company.  As at September 30, 2010, the Company’s working capital deficiency was $404,936, compared to a working capital deficiency of $345,782 as of June 30, 2010. The Company proposes to meet any additional financing requirements through equity financing.  Due to the fact the Company is under a cease trade order issued by the British Columbia Securities Commission raising additional capital is not possible.  In the interim period until the cease trade order is lifted directors and officers of the Company will continue to fund the short term capital needs of the Company.  The Company has developed a business plan whereby the Company will convert low quality wood fibre into torrefied wood pellets and has commenced the implementation of the business plan.  The Company does not generate any cash from operations.  Without the ability to attract additional equity funding or receive the ongoing financial support of its directors and officers, the Company:

  will not have the working capital necessary to fund current operations though the fiscal year 2011;
  will not be able to expend any funds on implementation of its business plan; and
  will have an expected working capital deficiency, resulting in the Company’s inability to meet obligations as they come due.

Our plan of operation over the next 12 months is to enter into a long term sales contract for the purchase of our torrefied wood pellets. Once we have secured a buyer, we will begin to work on securing the supply for our plant and to eventually begin construction of our torrefied wood pellet plant. Our cash requirements are dependent on whether or not we begin construction of our torrefied wood pellet plant. The construction process will require a substantial amount of capital, which will we have to raise by way of loans, private placements or public offerings.

Below, is an estimate of our operating expenses and working capital requirements for the next 12 months provided we do not begin construction of our torrefied wood pellet plant, which we do not anticipate will occur within the next 12 months. Our capital requirements, if we begin construction, will be dependent on the final site location and initial production of the plant.

Expense	Amount
Management Fees	$240,000
Professional Fees (accounting and legal)	100,000
Travel	50,000
Total:	$390,000

The Company’s cash position as at September 30, 2010 was $25,797, compared to an overdraft of $26 as of June 30, 2010. The net change in cash position compared to June 30, 2010 was as a result of the receipt of $55,807 of advances, less repayment of a bank overdraft of $26 and less $29,984 expended on operating activities.

The Company has no long-term debt.

Future cash requirements will depend primarily on the timing and extent of the implementation of the Company’s business plan and it is therefore extremely difficult to predict future cash requirements. At the date of this report, the Company does not have sufficient funds to maintain its current operations through the current fiscal year.

The Company is dependent on raising funds by the issuance of shares (subsequent to the lifting the cease trade order by the British Columbia Securities Commission) and the ongoing financial support of directors and officers in order to advance its business plans and meet general and administrative expenses. There can be no assurance that the Company will be successful in raising their required financing.

Biomass Secure Power Inc. MANAGEMENT DISCUSSION AND ANALYSIS For the three months ended September 30, 2010

The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to fully exploit its business plan. Failure to obtain financing could result in delays or indefinite postponement of the business plan.

The Company’s financial statements have been prepared on the basis of a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  Should the Company be unable to continue as a going concern, the realization of assets may be at amounts significantly less than carrying values.  The continuation of the Company as a going concern is dependent on its ability to obtain additional capital to finance existing operations, implement its business plan and attaining future profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Going Concern

We have historically incurred losses and have incurred a net loss of $59,229 during the three month period ended September 30, 2010, and approximately $883,997 from July 1, 2007, the date of entering into our development stage, to September 30, 2010. Because of these historical losses, we will require additional working capital to develop our business operations. We intend to raise additional working capital through equity financing, bank financing and/or advances from related parties or stockholder loans. We are currently prohibited from raising funds through the sale of any securities due to a cease trade order issued by the British Columbia Securities Commission.

The continuation of our business is dependent upon obtaining further financing and achieving a break even or profitable level of operations. We will not achieve a break even or profitable level of operations until the successful construction of our torrefied wood pellet plant, which we do not anticipate will occur within the next 12 months. The issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current or future stockholders. Obtaining loans, assuming any loans would be available, will increase our liabilities and future cash commitments.

There are no assurances that we will be able to either (i) achieve a level of revenues adequate to generate sufficient cash flow from operations; or (ii) obtain additional financing through either equity financing and/or bank financing necessary to support our working capital requirements. To the extent that funds generated from operations and any equity financing and/or bank financing are insufficient, we will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to us. If adequate working capital is not available, we may not be able to begin our operations.

Our auditors have included an explanatory paragraph in the audit report of the year ended June 30, 2010 financial statements that we have sustained losses since inception and have limited cash resources.

These conditions raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should we be unable to continue as a going concern.

6.   Capital Resources

The Company’s ability to raise additional funds from the equity markets is currently restricted.  On November 19, 2009 the British Columbia Securities Commission issued a cease trade order against the Company.  Until the cease trade order is rescinded the Company is unable to raise capital by the issuance of shares.  Therefore, the timing of the Company’s ability to raise additional funds from the equity markets will depend upon the lifting of the cease trade order and thereafter will largely depend upon general market conditions, the Company’s ability to achieve certain exploration milestones and its ability to acquire new properties.

Discussions have been held with conventional lenders and private funding sources regarding financing for our business plan. There are no assurances that we will be successful in obtaining the necessary capital. If we are unsuccessful in obtaining additional capital we may have to cut back or suspend activities until such time that we can raise capital by way of loans, private placements or public offerings. Current management has been lending us funds to pay our expenses on a monthly basis.

There can be no assurance that additional financing will be available to us when needed or, if available, that it can be obtained on commercially reasonable terms. If we are not able to obtain the additional financing on a timely basis, if and when it is needed, we will be forced to delay or scale down some or all of our operations or perhaps even cease the operation of our business.

Biomass Secure Power Inc. MANAGEMENT DISCUSSION AND ANALYSIS For the three months ended September 30, 2010

No shares were issued during the period ended September 30, 2010 and the year ended June 30, 2010.

We have a stock-based compensation plan under which stock-based awards have been granted to employees and non-employees. Stock-based compensation is accounted for in accordance with ASC 718, “Compensation – Stock Compensation.” We establish fair values for our equity awards to determine our cost and recognize the related expense over the appropriate vesting period. We recognize expense for stock options and restricted stock awards. For stock-based awards vesting based on service period, the value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period on a straight-line basis for each separately vesting portion of the award as if the award was, in substance, multiple awards.

7.   Off-Balance Sheet Arrangements

The Company has not had, or is reasonably likely to have, any off-balance sheet arrangements.

8.   Transactions with Related Parties

The following table summarizes the Company’s related party transactions for the three months ended September 30:

	2010	2009
Goods or services rendered:
Management fees paid to directors and officers	$60,000	$30,000

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

9. Fourth Quarter

Not applicable.

10. Proposed Transactions

On June 30, 2009, the following events occurred:

  we entered into a share exchange agreement (the “Share Exchange Agreements”) with each of the 20 shareholders of 0625920 BC Ltd., previously known as Biomass Secure Power Inc., whereby we agreed to purchase all of the issued and outstanding shares of 0625920 BC Ltd. in consideration for the issuance of an aggregate of 225,269,250 of our common shares (the “Consideration Shares”);
  each of the 20 shareholders of 0625920 BC Ltd. requested that the board of directors of 0625920 BC Ltd.  consent to and approve the  transfer all of the issued and outstanding shares of 0625920 BC Ltd. to our company;
  all outstanding share certificates of 0625920 BC Ltd. were cancelled and one new share certificate was issued in the name of our company, representing all of the issued and outstanding shares of 0625920 BC Ltd.; and
  pursuant to section 273 of the British Columbia Business Corporations Act, Biomass Secure Power Inc. and 0625920 BC Ltd. amalgamated, with the resulting company adopting the name, articles, and notice of articles of Biomass Secure Power Inc.

0625920 BC Ltd. was a related party due to common directors and shareholders. A form of the Share Exchange Agreement is attached as an exhibit to our annual report on Form 10-K for June 30, 2009. On November 19, 2009, the British Columbia Securities Commission issued a cease trade order against our company, which prohibits us from issuing the Consideration Shares. As of December 14, 2010, we have not issued the Consideration Shares. As such, for accounting purposes the merger transaction has not been completed nor reflected in the financial statements as we have not delivered any consideration for the shares of 0625920 BC Ltd. We anticipate that we will issue the Consideration Shares upon the revocation of the cease trade order.

11. Changes in Accounting Policies. including initial adoption

The Company’s significant accounting policies are consistent with those reported in the annual financial statements as at June 30, 2010.

Biomass Secure Power Inc. MANAGEMENT DISCUSSION AND ANALYSIS For the three months ended September 30, 2010

Recently Issued Accounting Standards:

In January 2010, the FASB issued ASU, on codification, fair value measurement and disclosures (Topic 820-10). The amendment requires new disclosures related to transfers in and out of Levels 1 and 2 and activity in Level 3 fair value measurements.  A reporting entity is required to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers.  Additionally, in the reconciliation for fair value measurements in Level 3, a reporting entity must present separately information about purchases, sales, issuances and settlements (on a gross basis rather than a net number).  The new disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements.  Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years.  The Company does not anticipate the adoption of this amendment will have a material effect on its financial position, results of operations or cash flows.

In April 2010, the FASB issued accounting guidance for the milestone method of revenue recognition. This guidance allows entities to make a policy election to use the milestone method of revenue recognition and provides guidance on defining a milestone and the criteria that should be met for applying the milestone method. The scope of this guidance is limited to transactions involving milestones relating to research and development deliverables. The guidance includes enhanced disclosure requirements about each arrangement, individual milestones and related contingent consideration, information about substantive milestones and factors considered in the determination. This guidance is effective prospectively to milestones achieved in fiscal years, and interim periods within those years, beginning after June 15, 2010. Early application and retrospective application are permitted. The Company is currently evaluating the impact, if any, that this new guidance will have on the determination or reporting of its financial results.

The FASB issued new guidance relating to revenue recognition for contractual arrangements with multiple revenue-generating activities. The ASC Topic for revenue recognition includes identification of a unit of accounting and how arrangement consideration should be allocated to separate the units of accounting, when applicable. The new guidance, including expanded disclosures, is applied on a prospective basis beginning on or after June 15, 2010.

12. Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash, accounts receivable and prepaid expenses.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

13. Risk Factors

An investment in our common stock involves a number of very significant risks. You should carefully consider the following risks and uncertainties in addition to other information in this report in evaluating our company and its business before purchasing shares of our company's common stock. Our business, operating results and financial condition could be seriously harmed due to any of the following risks. You could lose all or part of your investment due to any of these risks.

Risks Related to our Failure to File our Disclosure Documents

As at December 16, 2010, our stock has been cease traded in British Columbia.

Our common shares have been cease traded in British Columbia since November 19, 2009 for failure to file our audited annual financial statements for the year ended June 30, 2009. As a result, trading in our common shares is prohibited in British Columbia and by residence of British Columbia no matter where they trade. Until the cease trade order is revoked, we are prohibited from raising additional funds through the sale of our debt or equity. If we cannot revoke the cease trade order, we will be unable to raise the funds required to commence our business plan.

As at December 16, 2010, we are non-compliant with FINRA Rule 6530 and, as a result, our company has been delisted from the OTC Bulletin Board.

Companies trading on the OTC Bulletin Board generally must be reporting issuers under Section 12 of the Securities Exchange Act of 1934, as amended, and must be current in their reports under Section 13, in order to maintain price quotation privileges on the OTC Bulletin Board.  More specifically, FINRA has enacted Rule 6530, which determines eligibility of issuers quoted on the OTC Bulletin Board by requiring an issuer to be current in its filings with the Securities and Exchange Commission, subject to a 30 day grace period. While we have filed previous disclosure documents, we have not filed audited financial statements for fiscal years after June 30, 2005. As a result, we are non-compliant with FINRA Rule 6530 and the quotation of our securities on the OTC Bulletin Board is prohibited. Until we are compliant with FINRA Rule 6530, the market liquidity for our securities will be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market. Our securities will be ineligible for quotation on the OTC Bulletin Board until one year after we have filed all outstanding disclosure documents or we obtain an exemption from the requirement to file all outstanding disclosure documents.

Biomass Secure Power Inc. MANAGEMENT DISCUSSION AND ANALYSIS For the three months ended September 30, 2010

Risks Related to our Financial Condition

We anticipate that we will be unable to prepare reliable and accurate financial statements because of insufficient documents and available information for our fiscal years ended 2006 and 2007.

We have been unable to prepare reliable and accurate information to obtain an unqualified opinion regarding our financial statements for our fiscal years 2006 and 2007. We anticipate that we will be unable to obtain an unqualified audit report on our financial statements for those periods. This may adversely affect our ability to raise additional funds through financing and our shareholders’ ability to sell their shares. If we are unable to raise additional funds, there is a substantial risk that our business will fail.

The fact that we have not earned any operating revenues since we switched the focus of our company to our current business plan raises substantial doubt about our ability to continue as a going concern.

We incurred accumulated net loss of $5,253,808 from prior operations and $883,997 from the start of our development stage on July 1, 2007 to September 30, 2010. We anticipate that we will continue to incur operating expenses without revenues for the foreseeable future. Because we have incurred losses from operations since inception, have not attained profitable operations and are dependent upon obtaining adequate financing to commence our business operations, in their report on our financial statements for the fiscal year ended June 30, 2010, our independent auditors included an explanatory paragraph regarding the substantial doubt about our ability to continue as a going concern.

As of September 30, 2010, we had no cash or cash equivalents and a working capital deficit of $404,936. We estimate our average monthly operating expenses over the next 12 months to be approximately $32,500 per month, excluding any expenses incurred in the building of any plants. In addition, our budget could increase during the year in response to matters that cannot be currently anticipated and we might find that we need to raise more capital in order to properly address these items. As we cannot assure a lender that we will be able to successfully build our plants, we will probably be unable to raise debt financing from traditional lending sources. We have traditionally raised our operating capital from sales of equity and debt securities, but there can be no assurance that we will continue to be able to do so. We are currently subject to a cease trade order imposed by the British Columbia Securities Commission and cannot raise any funds until it has been revoked.

The recent economic uncertainty and market instability may make it harder for us to raise capital as and when we need it and have made it difficult for us to assess the impact of the crisis on our operations or liquidity and to determine if the prices we might receive on the sale of our torrefied wood pellets. If we cannot raise the money that we need to continue development of our torrefied wood pellet plant, we may be forced to delay, scale back, or cease our business plan. If any of these were to occur, there is a substantial risk that our business would fail.

Risks Related to our Company

Various lawsuits have been filed against us.

Various lawsuits have been filed against us. For details on these lawsuits, see the information in the section entitled “Legal Proceedings”. While we do not believe that any of these lawsuits have merit and we intend to defend the lawsuits vigorously, we cannot predict the outcome and we cannot predict the amount of time and expense that may be required to resolve them. Such litigation could also divert the attention of management and resources in general from day-to-day operations. Further, if any of the plaintiffs in these lawsuits are successful, we may be required to issue additional common shares, which will dilute the holdings of our existing shareholders or may be ordered to make cash payments, which due to our financial condition, we may be unable to make. If we are ordered to make a substantial payment, there is a substantial risk that our business would fail.

We have no prior experience in manufacturing and operating a large torrefied wood pellet plant.

Our success will be dependent on our management’s ability to manufacture and operate a torrefied wood pellet plant. To our knowledge, our plants will be the first of their kind in Canada. As such, we have no experience building and operating a large torrefied wood pellet plant and limited experience manufacturing similar products at the volume we anticipate will be required to sustain our operations.  As a result, we may not be able to develop and implement efficient, low-cost manufacturing capabilities and processes that will enable us to manufacture our torrefied wood pellets in significant volumes, while meeting the legal, regulatory, quality, price, durability, engineering, design and production standards required to market our products successfully. Further, we have no experience selling torrefied wood pellets to power producers. As a result, we may not be able to enter into a contract for the purchase and sale of our torrefied wood pellets on favourable terms or at all.

Biomass Secure Power Inc. MANAGEMENT DISCUSSION AND ANALYSIS For the three months ended September 30, 2010

We have no operating history relating to our current business plan.

We have no operating history relating to our current business plan on which to base an evaluation of our business and prospects. Our prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies seeking to establish a new business opportunity. Some of these risks and uncertainties relate to our ability to build our plants, secure long term sales contracts, and obtain an adequate supply for our plants.

We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a materially adverse effect on our financial condition. In addition, our operating results are dependent to a large degree upon factors outside of our control. There are no assurances that we will be successful in addressing these risks, and failure to do so may adversely affect our business.

It is unlikely that we will generate any or significant revenues while we implement our business plan. In order for us to make a profit, we will need to successfully build our plants and secure long term supply and sales contracts for our torrefied wood pellets. Even if we become profitable, we may not sustain or increase our profits on a quarterly or annual basis in the future.

We will, in all likelihood, sustain operating expenses without corresponding revenues and significant capital expense in the construction of our plants, for the foreseeable future.

We anticipate that we will depend on a limited number of customers for a high percentage of our revenue.

We anticipate that we will sell our torrefied wood pellets to power producers in Europe. We do not anticipate that we will enter into agreements with a large number of producers and will have a limited number of customers. Once we begin operations, we anticipated that our revenues will be volatile because of the loss of sales to any one of our customers would have a significant negative impact on our business. Due to our anticipated dependence on a limited number of customers, any one of the following events may cause material fluctuations or declines in our revenue and have a material adverse effect on our financial condition and results of operations:

  reduction, delay or cancellation of orders from one or more of our significant customers;
  selection by one or more of our significant customers of another product;
  loss of one or more of our significant customers and our failure to identify additional or replacement customers; and
  failure of any of our significant customers to make timely payment for our products.

We will be dependent on the price of torrefied wood pellets.

Our business plan is based on certain assumptions regarding the price of torrefied wood pellets. The price of torrefied wood pellets is dependent on many factors, including the cost for similar products such as coal.  If our assumptions are inaccurate and we cannot sell our torrefied wood pellets for more than the cost to produce them, our business will fail and you may lose your entire investment.

Economic conditions may adversely affect our business.

Adverse worldwide economic conditions may have adverse implications on our business. For example, our potential customers' ability to borrow money from their existing lenders or to obtain credit from other sources to fund operations may impair their ability to purchase our torrefied wood pellets, which would result in decreased in sales.

Risks Relating to Our Common Stock

If we issue additional shares in the future, it will result in the dilution of our existing shareholders.

Our articles of incorporation authorize the issuance of an unlimited amount of shares of common stock with no par value. Our board of directors may choose to issue some or all of such shares to acquire one or more products and to fund our overhead and general operating requirements. The issuance of any such shares will reduce the book value per share and may contribute to a reduction in the market price of the outstanding shares of our common stock. If we issue any such additional shares, such issuance will reduce the proportionate ownership and voting power of all current shareholders. Further, such issuance may result in a change of control of our corporation.

Biomass Secure Power Inc. MANAGEMENT DISCUSSION AND ANALYSIS For the three months ended September 30, 2010

We are currently prohibited from issuing any shares due to a cease trade order issued by the British Columbia Securities Commission. Pursuant to our acquisition of 0625920 BC Ltd., we agreed to issue 225,269,250 of our common shares, of which none of been issued. Once this cease trade order has been revoked, we anticipate issuing these shares. The issuance of these shares will cause our book value per share to decrease, which may contribute to a reduction in the market price of the outstanding shares of our common stock.

Trading of our stock is restricted by the Securities Exchange Commission's penny stock regulations, which may limit a stockholder's ability to buy and sell our common stock.

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

FINRA sales practice requirements may also limit a stockholder's ability to buy and sell our stock.

In addition to the "penny stock" rules described above, the Financial Industry Regulatory Authority (known as "FINRA") has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

Our common stock is illiquid and the price of our common stock may be negatively impacted by factors which are unrelated to our operations.

Although our common stock is currently listed for quotation on the Pink Sheets, trading through the Pink Sheets is frequently thin and highly volatile. There is no assurance that a sufficient market will develop in our stock, in which case it could be difficult for shareholders to sell their stock. The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of our competitors, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting our competitors or us. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

We do not intend to pay dividends on any investment in the shares of stock of our company.

We have never paid any cash dividends and do not currently intend to pay any dividends for the foreseeable future. Because we do not intend to declare dividends, any gain on an investment in our company will need to come through an increase in the stock's price. This may never happen and investors may lose all of their investment in our company.

Biomass Secure Power Inc. MANAGEMENT DISCUSSION AND ANALYSIS For the three months ended September 30, 2010

14. Disclosure of Outstanding Share Data

The Company’s authorized share capital is an unlimited number of common shares without par value. The Company’s issued and outstanding common shares as at September 30, 2010 were 235,099,866, compared to 235,099,866 as of June 30, 2010.

As at September 30, 2010 the Company had no share purchase options outstanding.

As at September 30, 2010, the Company had no warrants outstanding.

15. Approval

The Board of Directors of Biomass Secure Power Inc. has approved the disclosures contained in the Management Discussion and Analysis for the period ended September 30, 2010, prepared as at December 16, 2010.

16. Other Information

Additional information relating to the Company can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com and at the United States Securities and Exchange Commission at http://www.sec.gov/edgar.shtml.

BIOMASS SECURE POWER INC.

INTERIM FINANCIAL STATEMENTS

SEPTEMBER 30, 2010 AND 2009

BIOMASS SECURE POWER INC.

INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010

Responsibility for financial statements

The accompanying interim financial statements for Biomass Secure Power Inc. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in the United States consistently applied. The most significant of these accounting principles have been set out in the annual June 30, 2010 audited financial statement. Only changes in accounting information have been disclosed in these interim financial statements. These interim statements have been presented on the accrual basis of accounting. Therefore estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the interim financial statements, management is satisfied that these interim financial statements have been fairly presented.

(signed) Jim Carroll
Director

BIOMASS SECURE POWER INC.
 (A development stage company)
INTERIM BALANCE SHEETS

	September 30, 2010	June 30, 2010

ASSETS

Current
Cash	$25,797	$-
Amounts receivables	2,398	-
Prepaid expenses and deposit	63,000	63,000
	91,195	63,000
Property and equipment (Note 6)	569	644
	$91,764	$63,644

LIABILITIES

Current
Bank indebtedness	$-	$26
Accounts payable and accrued liabilities	76,321	110,955
Advances payable (Note 7)	55,807	-
Loans payable to related parties (Notes 8, 10 and 11)	364,003	297,801
	496,131	408,782

STOCKHOLDERS’ EQUITY

Common stock (Note 9)
Authorized
Unlimited number of no par value common shares
Issued
235,099,866 common shares (2009 – 235,099,866)	5,680,217	5,680,217
Contributed surplus	53,221	53,221
Accumulated deficit from prior operations	(5,253,808)	(5,253,808)
Accumulated deficit during development stage	(883,997)	(824,768)
	(404,367)	(345,138)
	$91,764	$63,644

Commitments (Notes 10 and 12)

 Approved by the Board of Directors:

"Slawomir Kownacki"	"James Carroll"
, Director	, Director

The accompanying notes are an integral part of these consolidated financial statements

BIOMASS SECURE POWER INC.
 (A development stage company)
INTERIM  STATEMENTS OF OPERATIONS
For the Three Months Ended September 30
	2010	2009	From July 1, 2007, the date of entering into development stage, to September 30, 2010

Expenses
Amortization	$75	$20	$325
Management fees (Note 11)	60,000	30,000	704,813
Office and general administrative	2,694	2,867	45,012
Professional fees (recovery)	(5,902)	-	51,878
Shareholder communication	-	-	27,000
Transfer agent and filing fees	1,532	3,543	36,884
Travel	2,537	1,493	19,792
Loss before other expenses	(60,936)	(37,926)	(882,704)
Foreign exchange gain	1,707		1,707
Net loss and comprehensive loss for the Period	$(59,229)	$(37,926)	$(883,997)

Basic and Diluted Loss Per Share	$(0.000)	$(0.000)

Weighted Average Number of Shares Outstanding	235,099,866	235,099,866

The accompanying notes are an integral part of these consolidated financial statements

BIOMASS SECURE POWER INC.
 (A development stage company)
INTERIM STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIT)
For the Years Ended June 30

	Share capital		Contributed surplus	Deficit from prior operations	Deficit during develop stage	Total
	Number	Amount
Balance, June 30, 2007	96,502,717	$5,090,086	$53,221	$(5,253,808)	$-	$(110,501)
Capital stock issued for debt on August 29, 2007 at $0.0075 per share	1,487,881	11,159	-	-	-	11,159
Capital stock issued for expenses incurred on behalf of the Company on August 29, 2007 at $0.0075 per share	1,356,444	10,173	-	-	-	10,173
Capital stock returned to treasury on October 23, 2007	(3,000,000)	-	-	-	-	-
Capital stock issued for expenses incurred on behalf of the Company on February 5, 2008 at $0.0031 per share	5,780,463	17,919	-	-	-	17,919
Capital stock issued for debt on February 5, 2008 at $0.0031 per share	20,000,000	62,000	-	-	-	62,000
Capital stock issued for management fees on February 5, 2008 at $0.0031 per share	20,000,000	62,000	-	-	-	62,000
Capital stock issued for directors fees on June 30, 2008 at $0.0045 per share	3,750,000	16,875	-	-	-	16,875
Capital stock issued for management fees on June 30, 2008 at $0.0045 per share	30,000,000	135,000	-	-	-	135,000
Capital stock issued for expenses incurred on behalf of the Company on June 30, 2008 at $0.0045 per share	5,007,415	22,534	-	-	-	22,534
Net loss for the year ended June 30, 2008	-	-	-	-	(337,799)	(337,799)
Balance, June 30, 2008	180,884,920	$5,427,746	$53,221	$(5,253,808)	$(337,799)	$(110,640)
Capital stock issued as deposit on agreement on November 15, 2008 at $0.0042 per share	15,000,000	63,000	-	-	-	63,000
Capital stock issued for expenses incurred on behalf of the Company on October 13, 2008 at $0.0041 per shares	666,667	2,733	-	-	-	2,733
Capital stock issued for expenses incurred on behalf of the Company on November 20, 2008 at $0.0041 per share	800,000	3,280	-	-	-	3,280
Capital stock issued for expenses on May 22, 2009 at $0.009 per share	3,000,000	27,000	-	-	-	27,000
Capital stock issued for expenses incurred on behalf of the Company on June 30, 2009 at $0.0045 per share	6,592,724	29,758	-	-	-	29,758
Capital stock issued for management fees on June 30, 2009 at $0.0045 per share	28,155,555	126,700	-	-	-	126,700
Net loss for the year ended June 30, 2009	-	-	-	-	(229,637)	(229,637)
Balance, June 30, 2009	235,099,866	$5,680,217	$53,221	$(5,253,808)	$(567,436)	$(87,806)
Net loss for the year ended June 30, 2010	-	-	-	-	(257,332)	(257,332)
Balance, June 30, 2010	235,099,866	$5,680,217	$53,221	$(5,253,808)	$(824,768)	$(345,138)
Net loss for the period ended September 30, 2010	-	-	-	-	(59,229)	(59,229)
Balance, September 30, 2010	235,099,866	$5,680,217	$53,221	$(5,253,808)	$(883,997)	$(404,367)

The accompanying notes are an integral part of these consolidated financial statements

BIOMASS SECURE POWER INC.
 (A development stage company)
INTERIM STATEMENTS OF CASH FLOWS
For the Three Months Ended September 30

	2010	2009	From July 1, 2007, the date of entering into development stage, to September 30, 2010

Cash Flows From (Used By) Operating Activities
Net loss for the period	$(59,229)	$(37,926)	$(870,497)
Items not involving cash:
Amortization	75	20	325
Shares issued for management fees	-	-	340,575
Shares issued for services	-	-	113,397
Change in non-cash operating working capital items:
Amounts recoverable	(2,398)		(2,398)
Accounts payable and accrued liabilities	(34,634)	1,616	46,447
Accrual of expenses due to related parties	66,202	-	66,502
	(29,984)	(36,290)	(319,449)

Cash Flows From (Used By) Investing Activities
Acquisition of capital assets	-	(894)	(894)

Cash Flows From (Used By) Financing Activities
Loan proceeds	55,807		55,807
Loan proceeds from related party	-	37,151	290,333
Repayment of bank overdraft	(26)	-	-
	55,781	37,151	346,140
Decrease in Cash	25,797	(33)	25,797
Cash, Beginning of Period	-	124	-
Cash, End of Period	$25,767	$91	$25,797

Supplemental Cash Flow Information
Common stock issued as deposit	$-	$-	$63,000
Common stock issued in settlement of debt	$-	$-	$73,159
Interest Paid	$-	$-	$-
Income Taxes Paid	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

BIOMASS SECURE POWER INC.
(A development stage company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
As At September 30, 2010

1.   NATURE OF BUSINESS AND OPERATIONS

Biomass Secure Power Inc., formerly Virtual Media Holdings Inc., (“Biomass” or the “Company”), became a development stage enterprise July 1, 2007. Prior to July 1, 2007, the company was conducting internet sales of videos, CDs, DVDs and books as Virtual Media Holdings Inc, (formerly VMH VideoMovieHouse.com Inc.). As at June 30, 2007, the company ceased all operations in connection with internet sales, wrote-off all related assets and was seeking a new business.  The Company plans to build, own and operates cellulose pelletizing plants that utilizes proprietary technology. The Company’s headquarters are located in Abbottsford, British Columbia.

The Company is presently a delinquent filer with the Securities Exchange Commission and is filing for relief from filing audited financial statements for the years ended June 30, 2007 and 2006. At this time, it is not known if the relief will be granted.

2.   ABILITY TO CONTINUE AS A GOING CONCERN

The accompanying financial statements have been prepared in US dollars and in accordance with accounting principles generally accepted in the United States on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.  The Company only commenced its development of a cellulose pelletizing activities in the first quarter of 2008.  Previously, the Company had been actively operating an internet sales company. On June 30, 2007, the Company disposed of all of its assets in connection with the internet sales activities.  During the three months ended September 30, 2010, the Company incurred a net loss of $59,229 (2008 - $37,926).  Since the Company had re-entered the development stage, it has an accumulated deficit of $883,997 at September 30, 2010.  These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern is dependent on its ability to develop its cellulose pelletizing plant and ultimately achieve profitable operations and to generate sufficient cash flow from financing and operations to meet its obligations as they become payable. The Company expects that it will need approximately $390,000 to fund its operations during the next twelve months.  Management has plans to seek additional capital through a private placement, public offering of its common stock and joint arrangements.  Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future.  Accordingly, no adjustment relating to the recoverability and classification of recorded asset amounts and the classification of liabilities has been made to the accompanying financial statements in anticipation of the Company not being able to continue as a going concern.

3.   SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies are consistent with those reported in the annual financial statements as at June 30, 2010.

BIOMASS SECURE POWER INC.
(A development stage company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
As At September 30, 2010

4.   RECENT ACCOUNTING PRONOUNCEMENTS

In January 2010, the FASB issued ASU, on codification, fair value measurement and disclosures (Topic 820-10).  The amendment requires new disclosures related to transfers in and out of Levels 1 and 2 and activity in Level 3 fair value measurements.  A reporting entity is required to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers.  Additionally, in the reconciliation for fair value measurements in Level 3, a reporting entity must present separately information about purchases, sales, issuances and settlements (on a gross basis rather than a net number).  The new disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements.  Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years.  The Company does not anticipate the adoption of this amendment will have a material effect on its financial position, results of operations or cash flows.

In April 2010, the FASB issued accounting guidance for the milestone method of revenue recognition. This guidance allows entities to make a policy election to use the milestone method of revenue recognition and provides guidance on defining a milestone and the criteria that should be met for applying the milestone method. The scope of this guidance is limited to transactions involving milestones relating to research and development deliverables. The guidance includes enhanced disclosure requirements about each arrangement, individual milestones and related contingent consideration, information about substantive milestones and factors considered in the determination. This guidance is effective prospectively to milestones achieved in fiscal years, and interim periods within those years, beginning after June 15, 2010. Early application and retrospective application are permitted. The Company is currently evaluating the impact, if any, that this new guidance will have on the determination or reporting of its financial results.

The FASB issued new guidance relating to revenue recognition for contractual arrangements with multiple revenue-generating activities. The ASC Topic for revenue recognition includes identification of a unit of accounting and how arrangement consideration should be allocated to separate the units of accounting, when applicable. The new guidance, including expanded disclosures, is applied on a prospective basis beginning on or after June 15, 2010.

5.   MERGER AGREEMENT WITH 0625920 BC LTD.

On June 30, 2009, the Company entered into an agreement with 0625920 BC Ltd. (“0625920”) whereby the Company is acquiring certain intellectual property of 0625920 by way of merger of the two Companies.  0625920 is a related party by common directors. Pursuant to the terms of a Merger Agreement one share of the Company will be issued in exchange for each 0625920 share outstanding at the agreement date of the acquisition and merger.  At June 30, 2009, 0625920 had 225,269,250 shares outstanding.  As a result of a cease-trade order issued by the securities commission the shares have not been issued and therefore, the transaction has not been reflected in the financial statements. (Note 7)

The Company believes that 0625920 did not meet the definition of a business in accordance with FASB guidance, because as of the date of merger 0625920 had no employees, no inputs, processes and outputs. As such, at the time the transaction was consummated, 0625920 had no business activity. According to FASB guidance, the total estimated purchase price will be allocated to the net assets acquired in connection with the transaction, based on their estimated fair values. As a result, the cost of the merger will be measured at the estimated fair value of the net assets acquired. The accounting treatment of the transaction is an acquisition of assets by the Company.

BIOMASS SECURE POWER INC.
(A development stage company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
As At September 30, 2010

6.   PROPERTY AND EQUIPMENT

	September 30, 2010		June 30, 2010
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Computers	$894	$325	$894	$20
Net Book Value		$569		$874

7.   ADVANCES PAYABLE

The Company has received advances from unrelated parties.  The amounts are unsecured and without interest.  Upon the lifting of the cease trade order issued by the British Columbia Securities Commission the amounts will be settled for stock of the Company.  Management has determined the fair value of the advances to be equal to its carrying value as the amounts will be settled in stock of the Company immediately upon the lifting of the cease trade order.

8.   LOAN PAYABLE TO RELATED PARTY

The Company is indebted to directors and officers of the Company for operating expenses paid by those individuals.  The amounts are payable on demand, unsecured and without interest.

9.   CAPITAL STOCK

Share issuances in 2010 and the period ended September 30 2010

There was no stock issued during the year ended June 30, 2010 and the period ended September 30, 2010 due to a cease trade order issued by the British Columbia Securities Commission.

Share issuances in 2009

On November 15, 2008 the Company issued 15,000,000 common shares at $0.0042 per share for a total of $63,000 as a deposit in connection with the acquisition agreement with 0625920 BC Ltd. (Note 5).  The stock was recorded based upon the quoted market price of the Company’s common stock on the date of director’s approval for the issuance.

On October 13, 2008 the Company issued 666,667 common shares at $0.0041 per share for a total of $2,733 for expenses incurred on behalf of the Company by a director.  The stock was recorded based upon the quoted market price of the Company’s common stock on the date of director’s approval for the issuance.

On November 20, 2008 the Company issued 800,000 common shares at $0.0041 per share for a total of $3,280 for expenses incurred on behalf of the Company by a director.  The stock was recorded based upon the quoted market price of the Company’s common stock on the date of director’s approval for the issuance.

On May 22, 2009 the Company issued 3,000,000 common shares at $0.009 per share for a total of $27,000 for investor relations.  The stock was recorded based upon the quoted market price of the Company’s common stock on the date of director’s approval for the issuance.

On June 30, 2008 the Company issued 6,592,724 common shares at $0.0045 per share for a total of $29,758 for expenses incurred on behalf of the Company by directors.  The stock was recorded based upon the quoted market price of the Company’s common stock on the date of director’s approval for the issuance.

BIOMASS SECURE POWER INC.
(A development stage company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
As At September 30, 2010

On June 30, 2008 the Company issued 28,155,555 common shares at $0.0045 per share for a total of $126,700 for management fees paid to a director and officer of the Company for services provided in the current period.  The stock was recorded based upon the quoted market price of the Company’s common stock on the date of director’s approval for the issuance.

Share issuances in 2008

On August 29, 2007 the Company issued 2,844,325 common shares at $0.0075 per share for a total of $21,332 for expenses incurred on behalf of the Company by a director.  Of those amounts 1,487,881 common shares for a total of $11,159 was for settlement of debt related to expenses incurred in a prior year and 1,356,444 common shares for a total of $10,173 was for expenses incurred in the current year.  The stock was recorded based upon the quoted market price of the Company’s common stock on the date of director’s approval for the issuance.

On October 23, 2007, 3,000,000 common shares were returned for cancellation. As the expense related to the issuance of these common shares was properly recorded, there is no accounting impact for the returned shares.

On February 5, 2008 the Company issued 5,780,463 common shares at $0.0031 per share for a total of $17,919 for expenses incurred on behalf of the Company by directors.  The stock was recorded based upon the quoted market price of the Company’s common stock on the date of director’s approval for the issuance.

On February 5, 2008 the Company issued 40,000,000 common shares at $0.0031 per share for a total of $124,000 for management fees paid to a director and officer of the Company.  Of those amounts 20,000,000 shares for a total of $62,000 was for settlement of debt related to management fees of a prior year and 20,000,000 for a total of $62,000 was for management fees incurred in the current year.  The stock was recorded based upon the quoted market price of the Company’s common stock on the date of director’s approval for the issuance.

On June 30, 2008 the Company issued 3,750,000 common shares at $0.0045 per share for a total of $16,875 for directors’ fees.  The stock was recorded based upon the quoted market price of the Company’s common stock on the date of director’s approval for the issuance.

On June 30, 2008 the Company issued 30,000,000 common shares at $0.0045 per share for a total of $135,000 for management fees paid to a director and officer of the Company for services in the current year.  The stock was recorded based upon the quoted market price of the Company’s common stock on the date of director’s approval for the issuance.

On June 30, 2008 the Company issued 5,007,415 common shares at $0.0045 per share for a total of $22,533 for expenses incurred on behalf of the Company by directors.  The stock was recorded based upon the quoted market price of the Company’s common stock on the date of director’s approval for the issuance.

Stock Options

On March 24, 2004, the Company’s Board of Directors approved a nonqualified stock option plan. This plan, subject to authorization of the Company’s Board of Directors, allows the Company to distribute up to 5,000,000 options on common stock to officers, directors, employees and consultants at an exercise price of up to $0.25 per share. On October 8, 2004, the Board of Directors approved an increase in S-8 stock to 15,000,000 options on common stock to officers, directors, employees and consultants at an exercise price of up to $0.03 per share.

BIOMASS SECURE POWER INC.
(A development stage company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
As At September 30, 2010

During the years ended June 30, 2010 and 2009, there were no common stock options granted. As of June 30, 2010 and 2009, there were no outstanding exercisable or un-exercisable common stock options.

10.  COMMITMENT TO ISSUE SHARES

The Company’s stock are traded on the OTC Bulletin Board in the United States and the Company is subject to the securities laws of the United States and Canada.  In February 2010, the British Columbia Securities Commission issued a cease trade order against the Company thereby preventing the Company from issuing or exchanging stock of the Company until the cease trade order is removed.

Subsequent to the date of the cease trade order the Company entered into the following transactions approved by the directors requiring the issuance of stock upon the removal of the cease trade order. These transactions have not been recorded in the financial statements as the transactions have not been completed:

i.
On June 30, 2009 the Company entered into an acquisition and merger agreement with 0625920 BC Ltd (Note 5) for exchange of 225,269,250 common stock of the Company. This has not been recorded in the balance sheet of the company.

ii.
On February 24, 2010 the board of directors, subject to the removal of the cease trade order, approved the issuance of 81,864,686 common stock for settlement of various indebtedness to director and officers.  The common stock to be issued will be recorded based upon the quoted market price of the Company’s common stock on the date of the director’s approval.

iii.
On March 12, 2010 the board of directors, subject to the removal of the cease trade order, approved the acceptance of share subscriptions of 1,456,013 common stock at $0.0158 per share for proceeds of $23,005.  The subscription agreements and the related proceeds were received by the Company between March 12, 2010 and June 16, 2010. As the stock have not been issued, the subscription payable has been recorded in due to related parties for the year ended June 30, 2010.

11.  RELATED PARTY TRANSACTIONS

During the year three months ended September 30, 2010 the Company was charged management fees totaling $60,000 (2009 - $30,000) by directors and officers of the Company.

The above-noted transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12.  COMMITMENTS AND CONTNGENCIES

A statement of claim was issued against the Company for breach of employment contract. The Company has filed a statement of defense disputing the action. The claim is presently being disputed by the Company and the settlement is undeterminable at this time. Any legal costs relating to this claim have been recorded in the financial statements. The likelihood of loss is remote.

A second statement of claim was issued against the Company to remove the trading restriction on the restricted stock. The Company has filed a statement of defense disputing the action. The claim is being disputed as management believes the performance commitment in connection with the issuance of the stock was not completed and has taken steps to cancel these stock. Any legal costs relating to this claim have been recorded in the financial statements. The likelihood of loss is remote.

BIOMASS SECURE POWER INC.
(A development stage company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
As At September 30, 2010

We establish reserves for legal claims when payments associated with the claims become probable and the costs can be reasonably estimated. The actual costs of resolving legal claims may be higher or lower than any amounts reserved for the claims. On the basis of information currently available, advice of counsel, available insurance coverage, if applicable, and established reserves, it is the opinion of management that the eventual outcome of the actions against us are remote will not have a material adverse effect on our financial condition, results of operations, or cash flows. However, in the event of unexpected future developments, it is possible that the ultimate resolution of legal matters, if unfavorable, may be material to our financial condition, results of operations, or cash flow.

Form 52-109FV2
Certification of interim filings - venture issuer basic certificate

I, James Carroll, President, Chief Executive Officer, Chief Financial Officer, and Director of Biomass Secure Power Inc., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Biomass Secure Power Inc. (the “issuer”) for the interim period ended September 30, 2010.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: December 17, 2010

/s/ James Carroll
James Carroll
President, Chief Executive Officer, Chief Financial Officer, and Director

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)      controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)      a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMASS SECURE POWER INC

By:

/s/ James Carroll
James Carroll
President, Chief Executive Officer, Chief Financial Officer, and Director

December 17, 2010